Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2021, Ionis Pharmaceuticals, Inc. (the “Company”) had one class of securities, its Common Stock, registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Description of Common Stock

General

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.11 is a part. We encourage you to read our Certificate of Incorporation, Bylaws and the applicable provisions of the General Corporation Law of Delaware (the “DGCL”) for additional information.

Authorized Capital Stock

Our authorized capital stock consists of 300,000,000 shares of Common Stock, par value $0.001 per share, and 15,000,000 shares of Preferred Stock, par value $0.001 per share. Our board of directors has the authority, without stockholder approval, except as required by the listing standards of The Nasdaq Stock Market LLC, to issue additional shares of our capital stock.  In addition, our board of directors has the authority, without further action by our stockholders, to designate the rights, preferences, privileges and restrictions of our Preferred Stock in one or more series.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the preferential rights of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time in its discretion.

Classification of the Board of Directors

Our Certificate of Incorporation provides for classified terms for the members of our board of directors. The board of directors is divided into three classes, and each director serves a three-year term.

Liquidation, Dissolution or Winding Up

Subject to the preferential rights of outstanding shares of Preferred Stock, if any, holders of Common Stock will share equally in all assets legally available for distribution, after payment of all liabilities, to our stockholders in the event of liquidation, dissolution or winding up of the Company.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights.

Anti-Takeover Provisions

Delaware Anti-takeover Law

We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•
on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” is defined to include any merger or consolidation involving a corporation and the interested stockholder; any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation; subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock.

The fair price provision and Section 203 of the DGCL could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Certificate of Incorporation and Bylaws Provisions

Our Certificate of Incorporation includes a provision that requires at least 66-2/3% of our voting stockholders to approve a merger or certain other business transactions with, or proposed by, any holder of 15 percent or more of our voting stock, except in cases where certain directors approve the transaction or certain minimum price criteria and other procedural requirements are met.

Provisions of our Certificate of Incorporation and Bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our Certificate of Incorporation and Bylaws:

•	permit our board of directors to issue up to 15,000,000 shares of Preferred Stock, with any rights, preferences and privileges as they may designate;

•	provide that the authorized number of directors shall be fixed exclusively by the board of directors;

•
provide that the board of directors or any individual director may only be removed with cause  by the affirmative vote of the holders of at least a majority of the outstanding common stock or without cause by the affirmative vote of the holders of at least 66-2/3% of the voting power of all of our then outstanding common stock;

•
provide that all vacancies, including newly created directorships, may, except as otherwise required by law or subject to the rights of holders of preferred stock as designated from time to time, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum, unless the board of directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders;

•	classifies our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

•
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and also specify requirements as to the form and content of a stockholder’s notice;

•
do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•
provide that special meetings of our stockholders may be called only by the Chairman of the board, our Chief Executive Officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies).

The foregoing provisions may make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for our board of directors to issue Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of us. These provisions are also designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of deterring hostile takeovers or delaying changes in our control or management. As a consequence, these provisions also may inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts.

Choice of Forum

Our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative claim or cause of action or proceeding brought on behalf of the Company; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company to the Company or the Company’s stockholders; (iii) any claim or cause of action against the Company or any current or former director or officer or other employee of the Company arising out of or pursuant to any provision of the DGCL, our Certificate of Incorporation (as may be amended from time to time) or our Bylaws (as may be amended from time to time); and (iv) any action asserting a claim against the Company or any current or former director or officer or other employee of the Company governed by the internal affairs doctrine; (v) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Bylaws or the Certificate of Incorporation of the corporation (as each may be amended from time to time, including any right, obligation, or remedy thereunder); and (vi) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision does not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act of 1933, as amended, or the Exchange Act, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the provisions of Article XV of the Bylaws.